[LEHMAN BROTHERS LETTERHEAD]

June 14 , 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Synagro Technologies, Inc
    Registration Statement on Form S-1(File No. 333-122351)

Ladies and Gentlemen:

        As Representatives of the several underwriters of the proposed public offering of up to 37,950,000 shares of Common Stock, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:30 p.m. (NYT) on June 15, 2005, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated May 31, 2005, through the date hereof:

        Preliminary Prospectus dated May 31, 2005:

        11,517 copies to prospective Underwriters, institutional investors, dealers and others

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
BANC OF AMERICA SECURITIES LLC LEHMAN BROTHERS INC. CIBC WORLD MARKETS CORP. RAYMOND JAMES & ASSOCIATES, INC. SANDERS MORRIS HARRIS, INC.
By:	LEHMAN BROTHERS INC.
By:	/s/ ARLENE SALMONSON Arlene Salmonson Vice President